Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 19, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Al Frank Fund (S000005099)
Al Frank Dividend Value Fund (S000000024)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of April 8, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 313 to its registration statement.  PEA No. 313 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on February 25, 2010, for the purpose of conforming the Trust’s Prospectus for its series, the Al Frank Fund and the Al Frank Dividend Value Fund (each, a “Fund” and together, the “Funds”) to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, comments by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”) have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment:  In each Fund’s Summary Section—Fees and Expenses of the Fund, please revise the last caption in the Annual Fund Operating Expenses table to read:  “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund), Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund) and J.P. Morgan (e.g., JPMorgan Growth Advantage Fund and JPMorgan Mid Cap Value Fund).

2.
Staff Comment:  In the Summary Section—Principal Investment Strategies of the Fund with respect to the Al Frank Fund, please revise the last three sentences in the second paragraph, as shown below, so that they are written in “plain English.”

“Stock selection is driven by bottom-up fundamental analysis in the context of macroeconomic and industry data.  The Advisor distills company fundamentals and growth prospects into earnings and cash flow estimates applied against a determination of fair-value multiples to arrive at target prices.  Stocks with significant appreciation potential relative to these target prices and perceived risk characteristics become available for selection.”

Response:  The Trust responds by revising the second paragraph that contains these three sentences as follows:

“The Advisor selects equity securities consisting of common stocks and securities having the characteristics of common stocks, such as preferred stocks, convertible securities, rights and warrants.  The Fund may invest in securities of foreign issuers (“foreign securities”), provided that they are publicly traded in the United States, including in American Depositary Receipts (“ADRs”).  The Advisor screens a universe of more than 6,000 stocks in order to identify those with low price-to-earnings ratios, price-to-book values, and price-to-revenues ratios relative to its historical norms, its industry peers or the overall market.  The Advisor utilizes these and other fundamental valuation metrics as well as its assessments of a company’s long-term growth prospects and risk characteristics, in order to establish a target price for each stock.  The target price represents the price at which the Advisor believes the stock is fairly valued.  Those stocks with significant appreciation potential relative to these target prices become available for selection.  ~~The Fund’s portfolio is expected to hold both dividend and non-dividend paying stocks and seeks broad diversification via exposure to a significant number of major market sectors and industry groups.~~  The Advisor employs a go-anywhere style focused on uncovering undervalued stocks independent of market capitalization.  ~~Stock selection is driven by bottom-up fundamental analysis in the context of macroeconomic and industry data.  The Advisor distills company fundamentals and growth prospects into earnings and cash flow estimates applied against a determination of fair-value multiples to arrive at target prices.  Stocks with significant appreciation potential relative to these target prices and perceived risk characteristics become available for selection.~~  The Fund’s portfolio is expected to hold both dividend and non-dividend paying stocks and seeks broad market diversification via exposure to a significant number of major market sectors and industry groups.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust